Praxair, Inc. and Subsidiaries

Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions, except ratios)	Quarter Ended March 31,	Years Ended December 31,

	2004	2003	2002	2001	2000	1999

Income of consolidated companies
Pre-tax income from continuing operations
before adjustment for minority interests in
consolidated subsidiaries or income or loss from
equity investees	$223	$771	$717	$576	$483	$627
Capitalized interest	(2)	(9)	(9)	(17)	(24)	(30)
Depreciation of capitalized interest	3	12	12	11	10	9
Dividends from less than 50%-owned
companies carried at equity	-	19	9	5	3	1

Adjusted pre-tax income from continuing
operations before adjustment for minority
interests in consolidated subsidiaries or
income or loss from equity investees	$224	$793	$729	$575	$472	$607

Fixed charges:
Interest on long-term and short-term debt	$37	$151	$206	$224	$224	$204
Capitalized interest	2	9	9	17	24	30
Rental expenses representative
of an interest factor	8	31	32	37	34	32
Preferred stock dividend requirements of
consolidated subsidiaries	-	-	1	2	4	8

Total fixed charges	47	191	248	280	286	274
Less: preferred stock dividend requirements
of consolidated subsidiaries	-	-	(1)	(2)	(4)	(8)

Total fixed charges less preferred stock dividends	$47	$191	$247	$278	$282	$266

Pre-tax income from continuing operations
before adjustment for minority interests in
consolidated subsidiaries or income or loss from
equity investees plus fixed charges and preferred
stock dividend requirements of consolidated subsidiaries	$271	$984	$977	$855	$758	$881
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	-	(1)	(2)	(4)	(8)

	$271	$984	$976	$853	$754	$873

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	5.7	5.2	3.9	3.1	2.6	3.2

RATIO OF EARNINGS TO FIXED CHARGES	5.7	5.2	3.9	3.1	2.7	3.3